Filed Pursuant to Rule 424(b)(5)

Registration No. 333-291818

AMENDMENT NO. 1 DATED APRIL 20, 2026

TO PROSPECTUS SUPPLEMENT DATED FEBRUARY 6, 2026

TO PROSPECTUS DATED DECEMBER 3, 2025

Up to $2,754,500

Common Stock

Myseum.AI, Inc.

This Amendment No. 1 to prospectus supplement (“Amendment”) amends and supplements the information in the prospectus, dated December 3, 2025, filed as a part of our registration statement on Form S-3 (File No. 333-291818), as supplemented by our prospectus supplement dated February 6, 2026 (collectively, the “Prior Prospectuses”). This Amendment should be read in conjunction with the Prior Prospectuses, and is qualified by reference thereto, except to the extent that the information herein amends or supersedes the information contained in the Prior Prospectuses. This Amendment is not complete without, and may only be delivered or utilized in connection with, the Prior Prospectuses, and any future amendments or supplements thereto.

We filed the Prior Prospectuses to register the offer and sale of our common stock, par value $0.0001 per share, from time to time pursuant to the terms of that certain Sales Agreement with The Benchmark Company, LLC, or Benchmark, dated February 10, 2025, as amended by that certain First Amendment to Sales Agreement dated February 6, 2026 (as amended, the “Sales Agreement”).

Since our entry into the Sales Agreement, we have offered and sold an aggregate of 750,000 shares of common stock for gross proceeds of approximately $3.3 million pursuant to the Sales Agreement.

We are filing this Amendment to supplement the Prior Prospectuses to increase the aggregate amount we intend to sell pursuant to the Sales Agreement. As of the date of this Amendment, we are offering up to an additional $2,754,500 of our common stock for sale under the Sales Agreement, not including the shares of common stock previously sold pursuant to the Sales Agreement.

As of the date of this Amendment, the aggregate market value of our common stock held by non-affiliates of our public float was approximately $18,237,547 based on a total number of 5,081,274 shares of common stock outstanding, of which 4,786,758 shares of common stock were held by non-affiliates, at a price of $3.81 per share, the closing sales price of our common stock on April 17, 2026, which is the highest closing price of our common stock on The Nasdaq Capital Market within the prior 60 days. We have sold approximately $3,324,682 of securities pursuant to General Instruction I.B.6 of Form S-3 during the prior 12-calendar month period that ends on and includes the date of this prospectus supplement (excluding this offering). Accordingly, based on the foregoing, we are currently eligible under General Instruction I.B.6 of Form S-3 to offer and sell shares of our Common Stock having an aggregate offering price of up to approximately $2,754,500. Pursuant to General Instruction I.B.6 of Form S-3, in no event will we sell securities in a public primary offering with a value exceeding one-third of our public float in any 12-month period so long as our public float remains below $75.0 million.

Our common stock is listed on The Nasdaq Capital Market under the symbol “MYSE.” On April 22, 2026, the last reported sale price of our common stock was $3.37 per share.

Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on page S-4 of the prospectus supplement dated February 6, 2026, and in the reports we file with the Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, as amended, incorporated by reference into this prospectus before making a decision to invest in our common stock.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this prospectus supplement is April 23, 2026